[Mindspeed letterhead]
March 14, 2006
Via Facsimile, EDGAR and U.S. Mail
Securities and Exchange Commission
Division of Corporation Finance
701 First Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Jay Webb
Dennis Hult

Re:	Mindspeed Technologies, Inc.
Form 10-K for the fiscal year ended September 30, 2005
Filed November 22, 2005
File No. 0-50499
Form 8-K filed January 23, 2006
Dear Mr. Webb:
     This letter sets forth the responses of Mindspeed Technologies, Inc. (“we” or the “Company”), to a comment letter dated February 28, 2006 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.
Form 10-K for the period ended September 30, 2005
Management’s Discussion and Analysis, page 26
1.	We refer to your revenue and Selling, General and Administrative disclosure. We note in your analysis and discussion that changes were the result of numerous factors, some offsetting others. In future annual and interim filings, to more clearly comply with Item 303 of Regulation S-K, each individually significant factor contributing to the change is to be quantified to the extent practicable and an explanation should be given as to why that factor changed. Management’s assessment as to how these changes are expected to affect future operations is to be presented where possible. To this end, when material changes in net sales or revenues exist, the discussion should also address the extent to which these changes result from changes in pricing and changes in volume.

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March 14, 2006
Page Two
     Response: The Staff’s comment is duly noted. The Company has reviewed Item 303 of Regulation S-K and the guidance provided by the Staff in Section III.D of Release No. 33-6835 and, to the extent practicable, will quantify the amount of the increase or decrease attributable to individually significant factors that affected period to period changes in net revenues and other line items in future annual and interim filings as may be necessary to provide an understanding of material line item changes.
Restructuring Charges, page 34
2.	Please expand your disclosures in future filings to more fully comply with the guidance set forth in SAB Topic 5-P. Specifically, when you engage in restructuring activities, you should quantify the expected effects of these activities on future earnings and cash flows and indicate the period or periods in which the effects are expected to be recognized. You should identify the various types of expense items impacted, such as depreciation expense, salaries expense and other similar items and quantify the anticipated impact upon the individual line items of the financial statements. If cost savings are expected to be offset by anticipated increases in other expenses or by reduced revenues, this fact should be disclosed, as well. In later periods, you should quantify the actual savings realized. If anticipated savings are not achieved, or are achieved in later periods, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.
     Response: The Staff’s comment is duly noted. In future filings, the Company will provide all disclosures required by the guidance set forth in SAB Topic 5-P. The Company supplementally advises the Staff that the Company announced its 2004 Restructuring Plan in October 2004, and first disclosed this plan in its Annual Report on Form 10-K for the fiscal year ended September 30, 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—2004 Restructuring Plan” for such disclosures. The disclosures in the 2004 10-K included the amount of the expected reduction in expenses, which was the principal near-term impact on the Company’s future earnings and cash flows. The Company made this disclosure in terms of the expected level of its expenses upon completion of the restructuring actions (approximately $26 million) in comparison to the current level of its expenses ($31.2 million in the fiscal 2004 fourth quarter). The Company also disclosed its expectation that approximately 80% of the expense reductions would come from research and development programs, with the remainder coming from the selling, general and administration functions, and that it expected to realize the full benefit of the expense reductions by the fiscal 2005 fourth quarter. The Company included similar disclosures in its Quarterly Reports on Form 10-Q for the first, second and third quarters of fiscal 2005.

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March 14, 2006
Page Three
     The Company further advises the Staff that during fiscal 2005, the Company completed the cost reductions under the 2004 Restructuring Plan and achieved actual cost savings consistent with its previously announced expectations. Specifically, the Company reduced its combined quarterly research and development and selling, general and administrative expenses to $26.4 million in the fiscal 2005 fourth quarter. The Company’s other restructuring plans were substantially completed prior to fiscal year 2005. Because the Company did not expect to further reduce its operating expenses below the fiscal 2005 fourth quarter level, the Company did not make any further disclosures regarding the expected effects of restructuring activities on future earnings for fiscal 2006 or subsequent periods.
Notes to Financial Statements, page 47
Note 5 — Convertible Senior Notes, page 56
3.	We note you conclude that the contingent obligation to issue additional shares or make an additional cash payment upon conversion following a fundamental change is an “embedded derivative.” Please give us your analysis of how you are required to account for the referenced contingent obligation. Also, tell us how FAS Statement 133, EITF Issue 00-19 and EITF Issue 05-02 impacts how you are required to account for and present the embedded conversion feature of your debt. Finally, since the debt agreement includes registration rights for the underlying stock the debt is convertible into, tell us how EITF 05-04 impacts your accounting and presentation for the registration rights and convertible debt. We may have further comments after reviewing your response.
     Response: The Company advises the Staff that it evaluated the accounting for the Convertible Senior Notes and the related registration rights agreement in accordance with the requirements of SFAS 133, EITF 00-19 and other applicable accounting literature. The Company’s analysis is set forth below. A detailed description of the Convertible Senior Notes and the related registration rights agreement may be found in the section entitled “Description of the Notes” beginning on page 21 of the final prospectus dated April 7, 2005, contained in the Company’s Registration Statement on Form S-3 (No. 333-123193).
     Accounting for Fundamental Change Adjustment
     The Company evaluated the accounting for the fundamental change adjustment (“FCA”) included in the Convertible Senior Notes in accordance with the requirements of SFAS 133 and EITF 00-19. Specifically:
SFAS 133 (paragraph 12) specifies when an embedded derivative, such as the FCA, must be separated from the host contract (the Convertible Senior Notes) and

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March 14, 2006
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accounted for as a derivative instrument. If the criteria in paragraphs 12.a-12.c are met, then the FCA would be accounted for as a derivative.
The FCA meets the criteria in 12.a because the changes in the fair value of the expected payments under the FCA and the interest rates on the Convertible Senior Notes are not clearly and closely related. The criteria in paragraph 12.b is met because the Convertible Senior Notes are not re-measured at fair value under otherwise applicable GAAP.
To determine whether the criteria specified in paragraph 12.c was met, the Company considered whether a separate instrument with the same terms as the FCA would be a derivative subject to the terms of SFAS 133. Paragraphs 6 through 11 of SFAS 133 define derivative instruments. The FCA meets all three of the criteria in paragraph 6—it has an underlying (the occurrence of a fundamental change) and a notional amount (the principal amount of the notes and the numbers of additional shares specified in the notes), it required no initial net investment, and it permits net settlement (as defined in paragraph 9.c of SFAS 133). Based upon this analysis, the Company determined that the FCA met the criteria for separate accounting as a derivative instrument.
Next, the Company considered whether the scope exception specified in paragraph 11 of SFAS 133 was applicable. Paragraph 11 excludes from the scope of SFAS 133 contracts issued by an entity that are indexed to its own stock and classified in shareholders’ equity. To determine whether the FCA would be classified within stockholders’ equity, the Company analyzed the FCA under EITF 00-19. The conditions necessary for equity classification are specified in paragraphs 12 through 32 of EITF 00-19. Because the Company can be required to settle the FCA in cash, the Company concluded that its obligation under the FCA would be classified as a liability, and is not excluded from the scope of SFAS 133.
     Based on the foregoing analysis, the Company determined that the FCA met each of the criteria specified in paragraph 12 of SFAS 133, and that the Company’s obligation under the FCA required separate accounting as a derivative. The Company estimates the fair value of its liability under the FCA periodically, and any change in the fair value is recorded in earnings. Changes in the estimated fair value have not been significant. As of the date of the issuance of the Convertible Senior Notes, the Company recorded a liability for the estimated fair value of its obligation under the FCA. See the Company’s response to Comment 4 and Exhibit A to this letter for the Company’s estimate of the fair value of its liability under the FCA as of the date of the issuance of the Convertible Senior Notes.

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March 14, 2006
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     Accounting for Embedded Conversion Right
     The Company also evaluated the accounting for the embedded conversion right contained in the Convertible Senior Notes in accordance with the requirements of SFAS 133 and EITF 00-19. The Company evaluated the accounting for the embedded conversion right as follows:
The Company first evaluated the criteria in paragraphs 12.a. through 12.c. of SFAS 133. The embedded conversion right meets the criteria in paragraph 12.a. because the changes in the fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related (SFAS 133, paragraph 61.k.). The criteria in paragraph 12.b. is met because the Convertible Senior Notes are not remeasured at fair value under otherwise applicable GAAP.
To determine whether the embedded conversion right met criteria specified in paragraph 12.c., the Company considered whether a separate instrument with the same terms as the embedded conversion right would be a derivative subject to the terms of SFAS 133. Paragraphs 6 through11 of SFAS 133 define derivative instruments. The embedded conversion right meets all three of the criteria in paragraph 6—it has an underlying (the price of the Company’s common stock) and a notional amount (the principal amount of the notes and the conversion price), it required no initial net investment, and it permits net settlement (as defined in paragraph 9.c of SFAS 133). Based upon this analysis, the Company determined that the embedded conversion right met the criteria for separate accounting as a derivative instrument.
Next, the Company considered whether the scope exception specified in paragraph 11 of SFAS 133 was applicable. Paragraph 11 excludes from the scope of SFAS 133 contracts issued by an entity that are indexed to its own stock and classified in stockholders’ equity. To determine whether the embedded conversion right would be classified within stockholders’ equity, the Company analyzed the embedded conversion right under EITF 00-19. The conditions necessary for equity classification are specified in paragraphs 12 through 32 of EITF 00-19. The criteria and the Company’s analysis of the embedded conversion right are summarized as follows:
12.-13. Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company.
There is no circumstance under which the embedded conversion right (with or without the barrier adjustment) can require net cash settlement.

Securities and Exchange Commission
March 14, 2006
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14.-18. The contract permits the company to settle in unregistered shares.
There is no requirement for the delivery of registered shares in settlement of the embedded conversion right.
19. The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
At the date of issuance of the Convertible Senior Notes, the Company had sufficient authorized and unissued shares available to fulfill its obligations under the embedded conversion right, after considering all other commitments requiring the issuance of stock during the term of the Notes.
20.-24. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
The number of shares issuable upon conversion of the notes cannot exceed 19,913,420 shares ($46,000,000 / $2.31).
25. There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
The embedded conversion right of the Convertible Senior Notes contains no such provisions.
26. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
The Convertible Senior Notes contain no such provisions. The embedded conversion right only requires the delivery of a fixed number of shares of the Company’s common stock.
27.-28. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

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March 14, 2006
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There is no circumstance under which the conversion right requires net cash settlement.
29.-31. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
The Convertible Senior Notes contain no such provisions.
32. There is no requirement in the contract to post collateral at any point or for any reason.
There is no collateral in relation to Company’s obligations under the embedded conversion right.
     Based upon this analysis, the Company determined that the embedded conversion right qualified for equity classification in the statement of financial position. Because the embedded conversion right is indexed to the Company’s own stock and is classified in stockholders’ equity, the embedded conversion right met the necessary criteria for the scope exception in paragraph 11 of SFAS 133. Consequently, the Company accounted for the Convertible Senior Notes, including the embedded conversion right, in accordance with APB 14.
     The Company advises the Staff that the Convertible Senior Notes were issued in December 2004. Consequently, the Company’s initial accounting for the Convertible Senior Notes and the embedded conversion rights was not based on EITF 05-2, which the Emerging Issues Task Force (the “Task Force”) first discussed in June 2005, because the EITF 05-2 consensus was not available at the time. Moreover, the Company notes that the Task Force specified that the Issue 05-2 consensus is applicable to new instruments entered into after June 29, 2005. The Company has reviewed the EITF 05-2 consensus and has determined that its application would not change the Company’s accounting for its Convertible Senior Notes or the embedded conversion right.
     Accounting for Registration Rights Agreement
     The Company also evaluated the accounting for the registration rights agreement. The Company’s initial accounting for the registration rights did not consider EITF 05-4, which the Task Force first discussed in June 2005, because EITF 05-4 was not available at the time. Moreover, the Company notes that the Task Force has not yet reached any consensus on Issue No. 05-4. The Company also notes that the EITF 05-4 issue pertains to

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March 14, 2006
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how a liquidated damages clause payable in cash affects the accounting for a freestanding financial instrument subject to the provisions of Issue 00-19. Based upon the guidance in paragraph 3 of EITF 00-19, the Company believes the Convertible Senior Notes are not a freestanding financial instrument subject to the provisions of Issue 00-19.
     The Company has accounted for the registration rights agreement separately from the Convertible Senior Notes. Using the criteria in SFAS 133, the Company determined that the provision for additional interest contained in the registration rights agreement has the characteristics of a derivative, and requires separate accounting as a derivative, with changes in fair value recorded in earnings.
     The Company estimated the fair value of the related liability, as of the date of issuance of the Convertible Senior Notes, based upon the expected cash flows that a holder of the Notes would expect to receive. The expected cash flows were based on (i) the rate of additional interest, (ii) the Company’s estimate of the probability that the Company would fail to make or maintain effective the required registration statements, and (iii) the expected duration of any such event. Based upon this analysis, the Company determined that the fair value of its liability under the registration rights agreement was insignificant. Subsequent changes in the estimated fair value have not been significant.
4.	To this regard, please provide us with your calculation of the estimated fair value of the liability under the fundamental change adjustment.
     Response: The Company’s calculation of the estimated fair value of the liability under the fundamental change adjustment is set forth in Exhibit A to this letter.
Note 9 — Warrants, page 59
5.	Please tell us and in future filings explain how you arrived at the fair value of the warrant issued to Jazz Semiconductor, Inc.
     Response: The Company estimated the fair value of the warrant issued to Jazz Semiconductor, as of the time of its issuance, at $1,853,000. The Company arrived at this estimate using the Black-Scholes option pricing model, with the following assumptions:
•	expected life equal to contractual term of 19 months;

•	expected volatility of 90%;

•	risk-free interest rate of 3.5%; and,

•	no dividend yield.

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March 14, 2006
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Note 13 — Segment and Other Information, page 61
6.	Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.” Please revise your future filings to comply with the referenced disclosure requirements.
     Response: The Staff’s comment is duly noted. In future filings, the Company will revise its disclosure to comply with the applicable guidance referred to by the Staff.
7.	We see you indicate you operate in a single segment but also see you have multiple product lines. Please provide us with a detailed analysis of how your current segment disclosures comply with paragraph 16 of Statement 131, including other paragraphs of the Statement referenced therein. Tell us (1) the number and identity of your operating units, (2) how the units fit within your current segment classifications, (3) the nature of the financial information management reviews and (4) whether the reviewers qualify as chief operating decision makers under Statement 131. Note paragraph 12 of the Statement indicates the chief operating decision makers don’t have to be CEO’s or COO’s. We may have further comments after reviewing your response.
     Response: The Company periodically evaluates its operating units to determine which, if any, of its operating units constitute segments for financial reporting purposes. As of September 30, 2005, the Company’s research and development and technical marketing efforts were conducted by four operating units—High Performance Analog, Multiservice Access, Transmission Solutions and Broadband Internetworking Systems—each of which design and market semiconductor products used in communications network infrastructure equipment. Separate from these units, the Company maintains a common R&D organization (referred to as core technology), an operations organization (for manufacturing and logistics), a sales organization, and other support functions, none of which generate external or internal revenues. The Company also maintains a single set of general and administrative functions that support all of the operating units and support organizations.
     For external reporting purposes, the Company reports revenues based upon product families having similar applications, which the Company has identified as High Performance Analog products, Multiservice Access products and WAN Communications products. The Company’s four operating units correspond to its reported product families as follows:
•	The Company’s High Performance Analog products are designed and marketed by the High Performance Analog operating unit.

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March 14, 2006
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•	The Company’s Multiservice Access products are designed and marketed by the Multiservice Access operating unit.

•	The Company’s WAN communications products are designed and marketed by the Transmission Solutions operating unit and the Broadband Internetworking Systems operating unit.
     The Company’s “chief operating decision maker” (CODM), as that term is defined in SFAS 131, is its chief executive officer, Mr. Raouf Y. Halim. No other person or group of persons within the Company performs the functions attributed to the CODM by SFAS 131 (to allocate resources to, and assessment of the performance of, operating units within the Company).
     The financial information provided to the CODM includes:
•	the Company’s revenues by product family and operating unit;

•	the Company’s consolidated cost of goods sold and the Company’s consolidated gross margin, not presented at the operating unit or product family level;

•	R&D and marketing costs by operating unit;

•	other operating expenses on a Company consolidated basis (including shared R&D, operations, sales and general and administrative functions);

•	consolidated GAAP and non-GAAP operating income and net income;

•	consolidated non-GAAP cash consumption; and,

•	financial statements and other information included in reports filed or furnished by the Company under the Exchange Act.
     The CODM does not review gross margin or any other measure of profitability for any of the Company’s operating units or product families.
     The principal performance measures reviewed by the CODM are the Company’s consolidated non-GAAP operating profit, consolidated non-GAAP net income and consolidated non-GAAP cash consumption, consistent with the non-GAAP measures included in the Company’s Form 8-K filed on January 23, 2006.
     Because the CODM does not review operating results for any of the Company’s operating units below the Company consolidated level, the Company determined that none of its operating units meet the definition of a segment in paragraphs 10 through 15 of SFAS

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March 14, 2006
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131. Consequently, the Company reports its operations as a single segment and provides the enterprise-wide disclosures required by paragraphs 37 through 39 of SFAS 131.
Form 8-K filed 1/23/06
8.	We see that you present certain non-GAAP information in the form of an income statement. That adjusted income statement presents numerous non-GAAP amounts and sub-totals. Disclosures about non-GAAP measures should fully conform to the requirements of Item 10(e)(1)(i) to Regulation S-K and Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Either delete the non-GAAP income statement from all future press releases or expand to present detailed and specific disclosure of the following for each non-GAAP measure:
•	The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use the measure; and

•	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.
Expanded disclosure should not be generic or cookie-cutter. The existing disclosures do not provide sufficient information. Show us how you plan to implement this comment. We may have further comment upon review of that response.
     Response: The Staff’s comment is duly noted. The Company has reviewed Item 10(e)(1)(i) of Regulation S-K and the guidance provided by the Staff in the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures and will not present a non-GAAP income statement in its future earnings releases. The Company believes that the use of certain non-GAAP measures in earnings releases and other disclosures is appropriate and, accordingly, in future earnings releases the Company will provide the disclosures required for the use of non-GAAP measures identified by the Staff. Attached as Exhibit B is a sample disclosure, using the Company’s operating results for the first quarter of fiscal 2006, addressing the required disclosures and eliminating the non-GAAP income statement.

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March 14, 2006
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9.	To this regard we note you refer to your presentation as Pro Forma Consolidated Condensed Statements of Operations. Using the term “pro forma” can be confusing to investors, as it has a very specific meaning under Article 11. Please do not refer to your adjusted non-GAAP presentation as pro forma in your future filings.
     Response: In response to the Staff’s comment, the Company will revise its future filings to refer to any non-GAAP financial measures by a term other than “pro forma.”
10.	We note that through out your press release you give great prominence to non-GAAP information. In future filings, please revise to give your GAAP results of operations equal or greater prominence than any non-GAAP information presented. For example, you refer to “pro forma gross margins” before GAAP gross margins and present a non-GAAP statement of operations before a GAAP presentation and reconciliation to the non-GAAP information.
     Response: As described in the response to Comment 8 above, the Company will not present a non-GAAP statement of operations in future filings. After reviewing the requirements of Item 10(e)(1)(i) of Regulation S-K, the Company respectfully submits to the Staff that its presentation of non-GAAP measures in the text of its January 23, 2006 earnings release, taken together with the revised financial tables attached as Exhibit B, gives its non-GAAP measures no greater prominence than its GAAP results. The Company believes that the disclosure of certain non-GAAP measures immediately preceding the most directly comparable GAAP information is consistent with the spirit of the “equal or greater prominence” requirement of Regulation S-K Item 10(e)(1)(i)(A). In future filings, the Company will carefully review the information presented to ensure that its GAAP financial information is presented with equal or greater prominence than any comparable non-GAAP financial measures.
* * *
     As requested by the Staff, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct your questions or comments to the undersigned at (949) 579-4160 or Robert M. Mattson or Craig S. Mordock of Morrison & Foerster LLP at (949) 251-7500.

Very truly yours,

Mindspeed Technologies, Inc.

By:	/s/ Simon Biddiscombe
Simon Biddiscombe
Senior Vice President, Chief Financial
Officer, Secretary and Treasurer
cc:      Robert M. Mattson, Jr.
          Craig S. Mordock
          Garrett Smith

EXHIBIT A
Mindspeed Technologies, Inc.
Estimated Fair Value of Fundamental Change Adjustment
The fundamental change adjustment (“FCA”) entitles a holder of the Convertible Senior Notes, upon the occurrence of a certain events, to an additional cash payment or an additional number of shares of common stock. The Company evaluated the accounting for the FCA and determined that the estimated fair value of its obligation under the FCA must be recorded as a liability in the Company’s financial statements. The estimation of the fair value of the fundamental change adjustment is complicated by the lack of established valuation models and the highly subjective estimates inherent in the process. Consequently, it was necessary for the Company to develop a calculation to estimate the fair value of the FCA.
Fundamental Change Adjustment
A holder of the Notes would be entitled to an additional cash payment or an additional number of shares of common stock only to the extent each of the following occurs:
•	a fundamental change occurs;

•	if the fundamental change is a “public acquirer” fundamental change, the Company does not elect to adjust the conversion price and the related conversion obligation such that holders of the Notes will be entitled to convert their Notes (subject to the satisfaction of certain conditions) into a number of shares of common stock of the public acquirer; and

•	the holder elects to convert its Notes in connection the fundamental change.
For purposes of the fundamental change adjustment, a “fundamental change” is defined as:
(1)	the acquisition by any person, directly or indirectly, through a purchase, merger or other acquisition transaction, or series of purchases, mergers or other acquisition transactions, of beneficial ownership of shares of the Company’s capital stock entitling that person to exercise 50% or more of the total voting power of all shares of the Company’s capital stock entitled to vote generally in elections of directors, other than any acquisition by the Company, any of its subsidiaries or any of its employee benefit plans; or

(2)	the consolidation or merger of the Company with or into any other person, any merger of another person into the Company, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of the Company’s properties and assets to another person, other than:
(a) any transaction:
•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of the Company’s capital stock; and

•	pursuant to which the holders of 50% or more of the total voting power of all shares of the Company’s capital stock entitled to vote generally in elections of
Exhibit A

directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of the Company’s capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; or
(b)	any merger primarily for the purpose of changing the Company’s jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.
In making its calculation, the Company sought to develop a methodology that considered the principal relevant factors that affect the fair value of the FCA. These factors include:
•	range of possible cash flows under the FCA;

•	the probability that a change in control or other event constituting a fundamental change would trigger the FCA;

•	the likely time/stock price combinations that would exist at the time of such a fundamental change;

•	a time value discount applied to the future cash flows.
The range of possible cash flows under the fundamental change adjustment is set forth in Section 12.1(b) of the Indenture governing the Notes, which is filed as Exhibit 4.1 to the Company’s Form 8-K filed on December 8, 2004.
Estimates Used in Calculation of Fair Value
Management estimated the probability that an event constituting a fundamental change would trigger the FCA based upon a review of recent mergers and acquisitions activity involving target companies in the Company’s industry. The incidence of cash acquisitions of semiconductor companies has, in recent years, been relatively low. Moreover, the Company considered the characteristics of a typical target company in a cash acquisition, and determined that the Company generally does not have the attributes (i.e., positive cash flow, ability to leverage, etc.) that would make it an attractive target in a cash acquisition. Moreover, the Company is not currently seeking to be acquired. Consequently, management estimated the probability that an event constituting a fundamental change would trigger the FCA at 3%.
The likely time/stock price combination upon the occurrence of a fundamental change was estimated considering a number of factors. The occurrence of a fundamental change was considered less likely as the Company’s stock price increases. The resulting increase in market capitalization makes a cash acquisition significantly more costly. If the Company were acquired in periods of relatively higher stock prices, a stock-for-stock acquisition would be much more likely. Moreover, should the Company’s stock price remain at current levels (or decrease) as time passes, such conditions would likely be associated with sustained operating losses or the failure to achieve expected levels of profitability, which could increase the likelihood that the Company might seek to merge with, or be acquired by, another company. The occurrence of a fundamental
Exhibit A

change was considered more likely as time passes, either as a result of improvements in the Company’s operating performance (making the Company a more attractive target) and/or changes in market conditions such as increased levels of mergers and acquisitions activity. As a result, the Company’s estimates reflected that the likelihood of a fundamental change will be greatest in the event that the stock price remains at or below current levels toward the end of the term of the Notes.
The present value of expected cash flows under the fundamental change adjustment was calculated using a discount rate of 15%, which management believed is commensurate with the rate of return an investor would expect to receive on an investment with similar risk characteristics.
Estimate of Fair Value
The Company’s calculation of the fair value of the fundamental change adjustment is set forth below. Based upon this calculation, the Company estimated that the fair value of the fundamental change adjustment, as of the date of issuance of the Notes, was approximately $45,000.

Expected value per $1,000 Note (see calculation on following page)	$32.92
Number of Notes outstanding	46,000

Expected cash flow to Note holders upon occurrence of a fundamental change that triggers the FCA	1,514,292

Probability of occurrence of a fundamental change that triggers the FCA	3%

Estimated fair value of liability under the FCA	$45,000

Exhibit A

Mindspeed Technologies, Inc.
Expected Value of Fundamental Change Adjustment

	Below											Above
	$2.30	$2.30	$2.50	$3.00	$3.50	$4.00	$4.50	$5.00	$6.00	$8.00	$10.00	$10.00
	Number of additional shares issuable upon a fundamental change:
	(as provided for in the notes)
12/8/2004	—	78.90	63.00	43.48	33.96	27.91	23.60	20.23	15.31	9.30	5.93	—
11/18/2005	—	72.09	56.47	37.63	28.84	23.51	19.80	16.95	12.85	7.86	4.97	—
11/18/2006	—	65.13	49.33	30.55	22.46	17.98	15.00	12.81	9.71	5.95	3.71	—
11/18/2007	—	61.19	44.32	24.39	16.70	13.01	10.80	9.24	7.06	4.41	2.82	—
11/18/2008	—	59.75	39.71	16.33	9.34	6.97	5.81	5.01	3.88	2.47	1.62	—
11/18/2009	—	—	—	—	—	—	—	—	—	—	—	—

	Probability of various time/price combination existing at time of a fundamental change:
	(estimated by management)
12/8/2004	0.9%	0.7%	0.4%	0.3%	0.3%	0.2%	0.2%	0.1%	0.1%	0.0%	0.0%	0.0%
11/18/2005	1.7%	1.4%	0.9%	0.7%	0.6%	0.5%	0.3%	0.2%	0.1%	0.0%	0.0%	0.0%
11/18/2006	3.5%	2.8%	1.7%	1.4%	1.2%	0.9%	0.7%	0.3%	0.2%	0.1%	0.0%	0.0%
11/18/2007	5.2%	4.2%	2.6%	2.1%	1.8%	1.4%	1.0%	0.5%	0.3%	0.1%	0.1%	0.1%
11/18/2008	7.0%	5.6%	3.5%	2.8%	2.4%	1.8%	1.4%	0.7%	0.4%	0.1%	0.1%	0.1%
11/18/2009	8.7%	7.0%	4.4%	3.5%	3.0%	2.3%	1.7%	0.9%	0.5%	0.2%	0.1%	0.1%

	Discount factor—time value:
	(using a 15% discount rate)
12/8/2004	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
11/18/2005	0.8696	0.8696	0.8696	0.8696	0.8696	0.8696	0.8696	0.8696	0.8696	0.8696	0.8696	0.9524
11/18/2006	0.7561	0.7561	0.7561	0.7561	0.7561	0.7561	0.7561	0.7561	0.7561	0.7561	0.7561	0.9070
11/18/2007	0.6575	0.6575	0.6575	0.6575	0.6575	0.6575	0.6575	0.6575	0.6575	0.6575	0.6575	0.8638
11/18/2008	0.5718	0.5718	0.5718	0.5718	0.5718	0.5718	0.5718	0.5718	0.5718	0.5718	0.5718	0.8227
11/18/2009	0.4972	0.4972	0.4972	0.4972	0.4972	0.4972	0.4972	0.4972	0.4972	0.4972	0.4972	0.7835

	Expected value of each instance:
	(# of additional shares x stock price x probability x discount factor)
12/8/2004	$—	$1.27	$0.69	$0.45	$0.35	$0.25	$0.19	$0.09	$0.05	$0.01	$0.01	$—
11/18/2005	$—	$2.01	$1.07	$0.68	$0.52	$0.37	$0.27	$0.13	$0.07	$0.02	$0.01	$—
11/18/2006	$—	$3.16	$1.63	$0.97	$0.70	$0.49	$0.36	$0.17	$0.09	$0.03	$0.01	$—
11/18/2007	$—	$3.87	$1.91	$1.01	$0.68	$0.47	$0.33	$0.16	$0.09	$0.02	$0.01	$—
11/18/2008	$—	$4.38	$1.98	$0.78	$0.44	$0.29	$0.21	$0.10	$0.06	$0.02	$0.01	$—
11/18/2009	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

						Maximum value					$181.47
						Minimum value					$-
						Expected value					$32.92
Exhibit A

EXHIBIT B
MINDSPEED TECHNOLOGIES, INC.
Consolidated Condensed Statements of Operations
(unaudited, in thousands, except per share amounts)

	Three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
	2005	2005	2004
Net revenues	$33,203	$31,079	$26,316
Cost of goods sold (a) (b)	10,482	9,199	7,982

Gross margin	22,721	21,880	18,334

Operating expenses:
Research and development (a)	16,512	16,390	19,604
Selling, general and administrative (a)	11,036	9,982	10,662
Amortization of intangible assets	—	—	12,676
Special charges (c)	25	143	5,473

Total operating expenses	27,573	26,515	48,415

Operating loss	(4,852)	(4,635)	(30,081)

Other income (expense), net	(178)	(179)	—

Loss before income taxes	(5,030)	(4,814)	(30,081)

Provision (benefit) for income taxes	474	(526)	398

Net loss	$(5,504)	$(4,288)	$(30,479)

Net loss per share, basic and diluted	$(0.05)	$(0.04)	$(0.30)

Weighted-average number of shares used in per share computation	103,698	103,183	100,804

(a)	Includes stock-based compensation as follows:

Cost of goods sold	$77	$2	$5
Research and development	646	53	15
Selling, general and administrative	594	71	27

	$1,317	$126	$47

(b)	Cost of goods sold includes the favorable effect of sales of certain inventories written down to a zero cost basis during fiscal 2001. The favorable effect of such sales, by quarter, was approximately $1.8 million (December 2005), $1.5 million (September 2005) and $2.0 million (December 2004).

(c)	Special charges consists of asset impairments and restructuring charges.
Exhibit B

MINDSPEED TECHNOLOGIES, INC.
Reconciliation of Non-GAAP Measures to GAAP Measures
(unaudited, in thousands, except per share amounts)

	Three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
	2005	2005	2004
Reconciliation of Non-GAAP Gross Margin to GAAP Gross Margin
Non-GAAP gross margin	$22,798	$21,882	$18,339
Items excluded from non-GAAP gross margin:
Stock-based compensation (d)	77	2	5

Gross margin	$22,721	$21,880	$18,334

Reconciliation of Non-GAAP Operating Expenses to GAAP Operating Expenses
Non-GAAP operating expenses	$26,308	$26,248	$30,224
Items excluded from non-GAAP operating expenses:
Stock-based compensation (d)	1,240	124	42
Amortization of intangible assets	—	—	12,676
Special charges (e)	25	143	5,473

Operating expenses	$27,573	$26,515	$48,415

Reconciliation of Non-GAAP Operating Loss to GAAP Operating Loss
Non-GAAP operating loss	$(3,510)	$(4,366)	$(11,885)
Items excluded from non-GAAP operating loss:
Stock-based compensation (d)	1,317	126	47
Amortization of intangible assets	—	—	12,676
Special charges (e)	25	143	5,473

Operating loss	$(4,852)	$(4,635)	$(30,081)

Reconciliation of Non-GAAP Net Loss to GAAP Net Loss
Non-GAAP net loss	$(4,162)	$(4,019)	$(12,283)
Items excluded from non-GAAP net loss:
Stock-based compensation (d)	1,317	126	47
Amortization of intangible assets	—	—	12,676
Special charges (e)	25	143	5,473

Net loss	$(5,504)	$(4,288)	$(30,479)

Reconciliation of Non-GAAP Net Loss Per Share to GAAP Net Loss Per Share
Loss per share, basic and diluted:
Non-GAAP net loss	$(0.04)	$(0.04)	$(0.12)
Adjustments	(0.01)	—	(0.18)

Net loss	$(0.05)	$(0.04)	$(0.30)

Reconciliation of Net Increase (Decrease) in Cash Consumption to Cash and Cash Equivalents
Cash consumption	$(5,392)	$(7,917)	$(8,395)
Sale of convertible senior notes	—	—	43,930
Deferred financing costs	—	—	(320)
Net sales (purchases) of marketable securities	5,863	2,390	(3,253)

Net increase (decrease) in cash and cash equivalents	$471	$(5,527)	$31,962

Exhibit B

(d)	Stock-based compensation consists of:

Cost of goods sold	$77	$2	$5
Research and development	646	53	15
Selling, general and administrative	594	71	27

	$1,317	$126	$47

(e)	Special charges consists of asset impairments and restructuring charges.
Non-GAAP Measures
     We provide non-GAAP measures as a supplement to financial results based on GAAP. A detailed reconciliation of the non-GAAP results to the most directly comparable GAAP measures is set forth above under the heading “Reconciliation of Non-GAAP Measures to GAAP Measures.” Investors are encouraged to review this reconciliation. We believe the presentation of non-GAAP measures provides investors with additional insight into underlying operating results and prospects for the future by excluding stock-based compensation, amortization of intangible assets and/or the effects of special charges such as asset impairments and restructuring charges. We have historically reported similar financial measures and believe that the inclusion of comparative numbers provides consistency in our financial reporting.
     We use non-GAAP gross margin, operating expenses, operating loss, net loss, net loss per share and cash consumption internally to evaluate our operating performance and to determine certain components of management compensation. In addition, we use these non-GAAP measures for internal budgets and forecasts. We believe that these non-GAAP measures can be useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.
     Non-GAAP gross margin excludes stock-based compensation expense. Non-GAAP operating expenses, operating loss, net loss and net loss per share exclude stock-based compensation expense, amortization of intangible assets and special charges. Non-GAAP cash consumption is the net increase (decrease) in cash and cash equivalents excluding the sale of convertible senior notes, deferred financing costs and purchases and sales of marketable securities.
     As a result of our adoption of SFAS 123R, “Share-Based Payment” in the first quarter of fiscal 2006, our GAAP statements of operations for periods in fiscal year 2006 include stock-based compensation expense. However, our statements of operations for periods prior to fiscal year 2006 are not required to be restated. We believe that excluding stock-based compensation from non-GAAP measures facilitates a comparison of our results with prior periods and can enhance the understanding of our performance. We exclude amortization of intangible assets from non-GAAP measures because we believe it provides a helpful perspective on our operating performance. We exclude special charges from non-GAAP measures because it includes restructuring charges, asset impairments and other significant discrete items that may not be indicative of our ongoing operations and economic performance. We provide cash consumption because we believe it is important for investors to understand changes in our total liquidity period to period.
     The non-GAAP financial measures we provide have certain limitations because they do not reflect all of the costs associated with the operation of our business as determined in accordance with GAAP. The non-GAAP measures are in addition to, and not a substitute for, or superior to, measures of financial
Exhibit B

performance prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. We endeavor to compensate for the limitations of these non-GAAP measures by providing GAAP financial statements, descriptions of the reconciling items and a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures so that investors can appropriately incorporate the non-GAAP measures and their limitations into their analyses. For complete information on stock-based compensation, amortization of intangible assets and special charges, please see our financial statements and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” that will be included in the periodic report we expect to file with the SEC with respect to the financial periods discussed herein.
Exhibit B

MINDSPEED TECHNOLOGIES, INC.
Consolidated Condensed Balance Sheets
(unaudited, in thousands)

	December 31,	September 30,
	2005	2005
ASSETS

Current Assets
Cash and cash equivalents (f)	$15,806	$15,335
Marketable securities (f)	35,082	40,094
Receivables, net	13,857	16,356
Inventories	15,607	10,730
Other current assets	3,297	3,389

Total current assets	83,649	85,904

Property, plant and equipment, net	13,379	14,890
Other assets (f)	3,938	4,710

Total assets	$100,966	$105,504

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$8,636	$9,776
Deferred revenue	5,106	3,452
Accrued compensation and benefits	7,257	6,722
Restructuring	1,673	3,442
Other current liabilities	2,769	3,180

Total current liabilities	25,441	26,572

Convertible senior notes	44,317	44,219
Other liabilities	875	887

Total liabilities	70,633	71,678

Stockholders’ equity	30,333	33,826

Total liabilities and stockholders’ equity	$100,966	$105,504

(f)	Combined cash and marketable securities consist of the following:

	December 31,	September 30,
	2005	2005
Cash and cash equivalents	$15,806	$15,335
Marketable securities, current	35,082	40,094
Marketable securities, noncurrent, included in other assets	—	837

Combined cash and marketable securities	$50,888	$56,266

Exhibit B

MINDSPEED TECHNOLOGIES, INC.
Consolidated Condensed Statements of Cash Flows
(unaudited, in thousands)

	Three months ended
	December 31,
	2005	2004
Cash Flows From Operating Activities
Net loss	$(5,504)	$(30,479)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	1,947	2,599
Amortization of intangible assets	—	12,676
Stock compensation	1,317	47
Asset impairments	—	600
Inventory provisions	(696)	495
Other non-cash items, net	126	248
Changes in assets and liabilities:
Receivables	2,499	3,535
Inventories	(4,181)	2,150
Accounts payable	(1,140)	(5,953)
Deferred revenue	1,654	676
Accrued expenses and other current liabilities	(1,425)	1,859
Other	(99)	1,724

Net cash used in operating activities	(5,502)	(9,823)

Cash Flows From Investing Activities
Capital expenditures	(460)	(762)
Sales of assets	10	128
Net sales (purchases) of marketable securities	5,863	(3,253)

Net cash provided by (used in) investing activities	5,413	(3,887)

Cash Flows From Financing Activities
Sale of convertible senior notes	—	43,930
Exercise of options and warrants	560	2,062
Deferred financing costs	—	(320)

Net cash provided by financing activities	560	45,672

Net increase in cash and cash equivalents	471	31,962
Cash and cash equivalents at beginning of period	15,335	43,638

Cash and cash equivalents at end of period	$15,806	$75,600

Exhibit B

MINDSPEED TECHNOLOGIES, INC.
Selected Corporate Data
(unaudited, in thousands)

	Three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
	2005	2005	2004
Gross margin %	68%	70%	70%

Cash provided by (used in):
Operating activities	$(5,502)	$(7,365)	$(9,823)
Investing activities	5,413	1,644	(3,887)
Financing activities	560	194	45,672

Net increase (decrease) in cash	$471	$(5,527)	$31,962

Depreciation (g)	$1,947	$2,068	$2,599
Capital expenditures	460	748	762

Revenues by region:
Americas	$11,400	$12,662	$11,414
Europe	3,256	5,010	3,466
Asia-Pacific	18,547	13,407	11,436

	$33,203	$31,079	$26,316

Revenues by product line:
Multiservice access DSP products	$11,669	$8,860	$6,470
High-performance analog products	8,736	7,059	6,258
WAN communications products	12,798	15,160	13,588

	$33,203	$31,079	$26,316

(g)	Does not include amortization of intangible assets.
###
Exhibit B